SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Sinoenergy Corporation
(Name of the Issuer)

Sinoenergy Corporation
Skywide Capital Management Limited
SNEN Acquisition Corp.
Tianzhou Deng
 Bo Huang

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82935B202
(CUSIP Number of Class of Securities)

Tianzhou Deng	Bo Huang
Managing Director	Chief Executive Officer and Director
Skywide Capital Management Limited	Sinoenergy Corporation.
1603-1604, Tower B Fortune Centre Ao City Beiyuan Road, Chaoyang District	1603-1604, Tower B Fortune Centre Ao City Beiyuan Road, Chaoyang District
Beijing, China 100107	Beijing, China 100107

with copies to:

Steven D. Dreyer	Asher S. Levitsky	Alan P. Fraade
Arent Fox LLP	Sichenzia Ross Friedman Ference LLP	Mintz & Fraade, PC
1675 Broadway New York, NY 10019	61 Broadway 32nd Floor New York, NY 10006	488 Madison Avenue New York, NY 10022
(212) 484-3900	(212) 981-6767	(212) 486-2500

(Name, Address and Telephone Number of Person(s)
Authorized to Receive Notices and Communications
on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a.   ☒   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e—3(c) under the Securities Exchange Act of 1934.

b.   ☐   The filing of a registration statement under the Securities Act of 1933.
c.   ☐   A tender offer.
d.   ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation* $18,428,687	Amount of Filing Fee $1,028.32

*
The filing fee was determined based upon the sum of (A) 9,665,234 shares of common stock multiplied by $1.90 per share, (B) options to purchase 80,000 shares of common stock with exercise prices less than $1.90 per share, multiplied by $.595 per share (which is the difference between $1.90 and the $1.305 weighted average exercise price per share of the options) and (C) warrants to purchase 85,715 shares of common stock with exercise prices less than $1.90 per share, multiplied by $.20 per share (which is the difference between $1.90 and the $1.70 exercise price per share of the warrants). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00005580 by the sum of the preceding sentence.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,028.32

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Sinoenergy Corporation

Date Filed: November 13, 2009

TABLE OF CONTENTS

INTRODUCTION
Item 1. SUMMARY TERM SHEET
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Persons
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects
Item 8. Fairness of the Going-Private Transaction
Item 9. Reports, Opinions, Appraisals and Negotiations
Item 10. Source and Amount of Funds or Other Consideration
Item 11. Interest in Securities of the Subject Company
Item 12. The Solicitation or Recommendation
Item 13. Financial Statements
Item 14. Persons/Assets Retained, Employed, Compensated or Used
Item 15. Additional Information
Item 16. Exhibits
SIGNATURES
EXHIBIT INDEX

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Sinoenergy Corporation, a Nevada corporation (the “Company”), the issuer of the common stock that is subject to the transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Skywide Capital Management Limited, a British Virgin Islands company (“Skywide”), (c) SNEN Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Skywide (“Merger Sub”), (d) Tianzhou Deng, an individual and Chairman and Director of the Company (“Mr. Deng”) and (e) Bo Huang, an individual and Chief Executive Officer and Director of the Company (“Mr. Huang” who, together with the Company, Skywide, Merger Sub and Mr. Deng, are collectively referred to as  the “Filing Persons”).

This Transaction Statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010 and amended as of May 31, 2010 (the “Merger Agreement”), by and among the Company, Merger Sub and Skywide. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Merger”). At the effective time of the Merger, each issued and outstanding share of common stock of the Company (the “Common Stock”), other than any shares owned by (a) Skywide, including its shareholders and subsidiaries, and (b) the Company as treasury shares or the Company’s subsidiaries, will be converted into the right to receive $1.90 in cash, without interest.

On the date hereof, the Company filed with the SEC Amendment No. 2 to the preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to the special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve the Merger and to approve and adopt the Merger Agreement and the transactions contemplated thereby. The approval of the Merger, together with the approval and adoption of the Merger Agreement and the transactions contemplated thereby, requires the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote at the special meeting.

Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied to show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.   SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.   Subject Company Information.

(a) Name and Address.

“SUMMARY TERM SHEET—The Parties to the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

THE SPECIAL MEETING—Record Date and Voting”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Market Price of Our Stock”

“IMPORTANT INFORMATION REGARDING SINOENERGY—Market Price of the Company’s Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING SINOENERGY—Market Price of the Company’s Stock and Dividend Information”

(e) Prior Public Offerings.

“IMPORTANT INFORMATION REGARDING SINOENERGY—Prior Public Offerings and Stock Purchases”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

 “IMPORTANT INFORMATION REGARDING SINOENERGY—Recent Transactions”

Item 3.    Identity and Background of Filing Persons.

 (a) Name and Address. Sinoenergy Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING SINOENERGY—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING SKYWIDE CAPITAL MANAGEMENT LIMITED, SNEN ACQUISITION CORP., TIANZHOU DENG AND BO HUANG”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING SINOENERGY”

“IMPORTANT INFORMATION REGARDING SKYWIDE CAPITAL MANAGEMENT LIMITED, SNEN ACQUISITION CORP., TIANZHOU DENG AND BO HUANG”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING SINOENERGY—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING SKYWIDE CAPITAL MANAGEMENT LIMITED, SNEN ACQUISITION CORP., TIANZHOU DENG AND BO HUANG”

Item 4.    Terms of the Transaction.

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“THE SPECIAL MEETING”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Provisions for the Unaffiliated Shareholders”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“DISSENTER’S RIGHTS”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for the Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING SINOENERGY— Recent Transactions”

“IMPORTANT INFORMATION REGARDING SKYWIDE CAPITAL MANAGEMENT LIMITED, SNEN ACQUISITION CORP., TIANZHOU DENG AND BO HUANG”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS— Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS— Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

Item 6.   Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

Item 7.   Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT (Proposal 1)”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

Item 8.   Fairness of the Going-Private Transaction.

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Opinion of Sinoenergy’s Fairness Opinion Provider”

“SPECIAL FACTORS— Purpose and Reasons for the Merger for Skywide, Merger Sub, Tianzhou Deng and Bo Huang”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

 “SPECIAL FACTORS—Provisions for the Unaffiliated Shareholders”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“ANNEX B—FAIRNESS OPINION OF BREAN MURRAY, CARRET & CO. LLC”

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.  The adoption of the merger agreement requires the affirmative vote of the shareholders holding a majority of the shares of the Company's common stock outstanding and entitled to vote at the special meeting. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING— Record Date and Voting”

“THE SPECIAL MEETING— Required Vote”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

Item 9.   Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Opinion of Sinoenergy’s Fairness Opinion Provider”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“ANNEX B—FAIRNESS OPINION OF BREAN MURRAY, CARRET & CO. LLC”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Opinion of Sinoenergy’s Fairness Opinion Provider”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“ANNEX B—FAIRNESS OPINION OF BREAN MURRAY, CARRET & CO. LLC”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING— Proxy Solicitation”

“THE MERGER AGREEMENT (Proposal 1)— Termination Fees and Expenses”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

(d) Borrowed Funds.  Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Share Ownership of Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING SINOENERGY— Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING SINOENERGY— Recent Transactions”

 “IMPORTANT INFORMATION REGARDING SKYWIDE CAPITAL MANAGEMENT LIMITED, SNEN ACQUISITION CORP., TIANZHOU DENG AND BO HUANG”

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Share Ownership of Directors and Executive Officers”

“THE MERGER AGREEMENT (Proposal 1)— Treatment of Stock and Options/Warrants”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Skywide, Merger Sub, Tianzhou Deng and Bo Huang as to the Fairness of the Merger”

“THE MERGER AGREEMENT (Proposal 1)— Representations and Warranties”

“ANNEX A— AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER”

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING SINOENERGY—Selected Historical Financial Data”

“IMPORTANT INFORMATION REGARDING SINOENERGY—Ratio of Earnings to Fixed Charges”

“IMPORTANT INFORMATION REGARDING SINOENERGY—Book Value Per Share”

 “ANNEX C— ANNUAL REPORT ON FORM 10-K OF SINOENERGY CORPORATION FOR THE YEAR ENDED SEPTEMBER 30, 2009”

“ANNEX D— QUARTERLY REPORT ON FORM 10-Q OF SINOENERGY CORPORATION FOR THE QUARTER ENDED MARCH 31, 2010”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Purposes and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Estimated Fees and Expenses of the Merger ”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING— Proxy Solicitation”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”

Item 15. Additional Information.

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1) Notice of Special Meeting of Shareholders of Sinoenergy Corporation (incorporated herein by reference to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(a)(2) Proxy Statement of Sinoenergy Corporation (incorporated herein by reference to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(a)(3) Form of Proxy Card (incorporated herein by reference to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(b)(1) Not Applicable.

(c)(1) Fairness Opinion of Brean Murray, Carret & Co., LLC, dated March 29, 2010 (incorporated herein by reference to Annex B to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(c)(2) Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated July 7, 2009*

(c)(3) Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated March 22, 2010*

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010 and amended as of May 31, 2010, among Skywide, Merger Sub and the Company (incorporated herein by reference to Annex A to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(f)  Not Applicable.

(g) None.

*Previously Filed.

SIGNATURES

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2010

SINOENERGY CORPORATION
By:	/s/ Bo Hunag
	Name:	Bo Huang
	Title:	Chief Executive Officer and Director

SKYWIDE CAPITAL MANAGEMENT LIMITED
By:	/s/ Tianzhou Deng
	Name:	Tianzhou Deng
	Title:	Managing Director

SNEN ACQUISITION CORP.
By:	/s/ Tianzhou Deng
	Name:	Tianzhou Deng
	Title:	President
TIANZHOU DENG
/s/ Tianzhou Deng
Tianzhou Deng
BO HUANG

/s/ Bo Huang
Bo Huang

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Notice of Special Meeting of Shareholders of Sinoenergy Corporation (incorporated herein by reference to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(a)(2)	Proxy Statement of Sinoenergy Corporation (incorporated herein by reference to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(a)(3)	Form of Proxy Card (incorporated herein by reference to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(b)(1)	Not Applicable.

(c)(1)
Fairness Opinion of Brean Murray, Carret & Co., LLC, dated March 29, 2010 (incorporated herein by reference to Annex B to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(c)(2)	Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated July 7, 2009*

(c)(3)	Presentation of Brean Murray, Carret & Co., LLC to the special committee of the board of directors of the Company dated March 22, 2010*

(d)(1)
Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010 and amended as of May 31, 2010, among Skywide, Merger Sub and the Company (incorporated herein by reference to Annex A to the Amendment No. 2 to Schedule 14A filed with the SEC by the Company on June 21, 2010)

(f)	Not Applicable

(g)	None.

*Previously Filed.